March 16, 2011

VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: John Reynolds

Re:	BioPower Operations Corporation
Registration Statement on Form S-1
Filed February 9, 2011
File No. 333-172139

Dear Mr. Reynolds:

We are counsel to BioPower Operations Corporation (the “Company” or “our client”).  On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 7, 2011, relating to the above- captioned Registration Statement on Form S-1. The Company has amended the Form S-1 in response to the SEC’s comments, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Registration Statement on Form S-1

General

Comment 1.       We note on pages 19-20 and elsewhere in your Form S-1 that your agreement with Clenergen Corporation covers Cuba and your agreement with Green Oil Plantations Ltd. covers the Caribbean, a region understood to include Cuba. Cuba is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not include disclosure regarding contacts with Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, whether through subsidiaries, joint ventures, or other direct or indirect arrangements. Your response should describe any materials, goods, technology, information, and services that you have provided, or intend to provide, into Cuba, directly or indirectly; the nature and extent of any direct or indirect marketing or selling efforts in Cuba; and any agreements, commercial arrangements, or other contacts you have had with the Cuban government or entities controlled by that government.

Response: The Company has had no contact previously or any contact presently with Cuba or any representative of Cuba. The Company has no potential projects for Cuba, whether through subsidiaries, joint ventures, or other direct or indirect arrangements. The Company has not provided any materials, goods, technology, information, or services into Cuba and does not have any current intentions or arrangements to do so. Moreover, the Company does not have any direct or indirect marketing or selling efforts in Cuba and has no agreements, commercial arrangements, or other contacts with the Cuban government or entities controlled by that government. Moreover, the Company has sent letters to Green Oil Plantations and Clenergen to remove Cuba as a territory and have entered into an amended license agreement with Clenergen to specifically remove Cuba as a territory covered by the license. Please see disclosure throughout the Prospectus as well as the Letters referenced in this response, which are attached to this correspondence as Attachment A. Further, we have filed the amended license agreement with Clenergen as Exhibit 10.22.

Comment 2.       Please tell us whether, to the best of your knowledge, understanding, and belief, any of the materials, goods, or technology you have provided or intend to provide, directly or indirectly, into Cuba, including any technology you have licensed from Clenergen Corporation and Green Oil Plantations Ltd., or products derived from such technology, are controlled items included in the Department of Commerce’s Commerce Control List.

Response: As stated in response #1 above, the Company has no potential projects for Cuba, whether through subsidiaries, joint ventures, or other direct or indirect arrangements. The Company has not provided any materials, goods, technology, information, or services into Cuba – including any technology licensed from Clenergen and Green Oil Plantations — and does not have any current intentions or arrangements to do so. Moreover, the Company does not have any direct or indirect marketing or selling efforts in Cuba and has no agreements, commercial arrangements, or other contacts with the Cuban government or entities controlled by that government. Moreover, the Company has sent letters to Green Oil Plantations and Clenergen to remove Cuba as a territory and have entered into an amended license agreement with Clenergen to specifically remove Cuba as a territory covered by the license. Please see disclosure throughout the Prospectus as well as the Letters referenced in this response, which are attached to this correspondence as Attachment A. Further, we have filed the amended license agreement with Clenergen as Exhibit 10.22.

Comment 3.       Please discuss the materiality of any contacts with Cuba, and whether those contacts constitute a material investment risk for your security holders. Address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba.

Response:  As stated in response #1 above, the Company has had no contact previously or any contact presently with Cuba or any representative of Cuba. The Company has no potential projects for Cuba, whether through subsidiaries, joint ventures, or other direct or indirect arrangements.  Moreover, the Company has sent letters to Green Oil Plantations and Clenergen to remove Cuba as a territory and have entered into an amended license agreement with Clenergen to specifically remove Cuba as a territory covered by the license. Please see disclosure throughout the Prospectus as well as the Letters referenced in this response, which are attached to this correspondence as Attachment A. Further, we have filed the amended license agreement with Clenergen as Exhibit 10.22.

Prospectus Cover Page.

Comment 4.        Please revise the prospectus cover page to limit it to one page that includes the information required by Item 501(b) of Regulation S-K.

Response: We have revised the prospectus cover page to limit it to one page that includes the information required by Item 501(b) of Regulation S-K. Please see the Prospectus cover.

Comment 5.        Please provide the disclosure required by Item 501 (b)(3) of Regulation S-K. Consider providing such information in tabular format.

Response: We have provided the disclosure required by item 501(b)(3) of Regulation S-K. Please see the Prospectus cover.

Comment 6.        Briefly clarify whether the selling stockholders will bear any of the costs associated with the registration or offering of their shares.

Response: We have added a sentence to the prospectus cover clarifying that the selling stockholders will not bear any costs associated with the registration or offering of their shares. Please see the Prospectus cover.

Outside Back Cover Page of the Prospectus

Comment 7.        Please revise to provide the legend required by Item 502(b) of Regulation S-K.

Response: We have revised the S-1 to reflect the legend required by Item 502(b). Please see the outside back cover of the Prospectus.

Prospectus Summary, page 1

Comment 8.       Please provide clear disclosure that Clenergen Corp. only began generating revenues in 2010. In addition, please provide the basis for the statement that “this process increases biomass yields by shortening the typical growth cycle resulting in up to a 40% increase over the normal growth rate of trees and grass or remove. We also note similar disclosure elsewhere in the prospectus.

Response: In response to this comment, we have removed the statement that “this process increases biomass yields by shortening the typical growth cycle resulting in up to a 40% increase over the normal growth rate of trees and grass” and have added disclosure that Clenergen only began generating revenues in 2010. Please see the Prospectus summary, as well as our revised disclosure elsewhere in the Prospectus.

Comment 9.        Please revise the fifth paragraph to make it clear that even if you raise the entire $5 million, you will need substantial additional financing to implement your business plan to the point of operations.

Response: In response to this comment, we have revised the fifth paragraph in the Prospectus summary to make it clear that even if we raise the entire $5 million, we will need substantial additional financing to implement our business plan to the point of operations. Please see page 1 of the Prospectus.

Risk Factors, page 3

Comment 10.     Please revise the second risk factor where you state that you have had limited operating history to reflect that you have had no operations to date. Revise other reference to operations in the risk factor section.

Response: In response to this comment, we have revised the second risk factor and other references to the Company’s operations in the risk factor section. Please see the risk factor section.

Comment 11.     Remove the reference from the second risk factor on page six of your “vision of havingbillions of dollars of energy crops growing.”

Response: In response to this comment, we have removed the reference from the second risk factor on page six of our “vision of having billions of dollars of energy crops growing.” Please see this risk factor on page six.

Comment 12.     Please revise the last risk factor subheading on page six to clearly reflect the control of the company by officers and directors.

Response: In response to this comment, we have revised the subheading of the risk factor on page six to clearly reflect the control of the Company by officers and directors. Please see this risk factor on page six.

Comment 13.     Consider adding a risk factor relating to the possibility that your licenses with Clenergen or Green Oil Plantations Ltd. could be terminated.

Response:  In response to this comment, we have added a risk factor to the Prospectus relating to the possibility that our licenses with Clenergen or Green Oil Plantations Ltd. could be terminated. Please see page 4 of the Prospectus.

Use of Proceeds, page 10

Comment 14.     Please revise the 50% column to clearly disclose the allocation of the entire $2.5 million. Currently this column only reflects $2 million of proceeds.

Response: In response to this comment, we have revised the 50% column of the Use of proceeds table to reflect $2.5m. Please see page 10.

Comment 15.     Please provide additional disclosure on how you intend to establish your “permanent” corporate headquarters. For example, describe whether the proceeds you have allocated to that line item will be used to rent or to buy property and how you arrived at the $50,000 amount. Please also discuss in greater detail the project development costs for energy crop growing operations.

Response: In response to this comment, we have provided additional disclosure on how we intend to establish our permanent corporate headquarters and have provided more detail relative to our project development costs for energy crop growing operations. Please see pages 10 and 11.

Comment 16.     We note that you have allocated significant amounts of proceeds to working capital. Please revise to provide more detailed disclosure on how you intend to allocate this money.

Response: In response to this comment, we have revised the disclosure to provide more detail on how we intend to allocate this money. Please see page 11.

Comment 17.     We note the disclosure on page 11 that management will accrue but not be paid their salary until you raise $2.5 million. To the extent compensation to officers or directors may be paid from the use of proceeds, please provide tabular disclosure.

Response: In response to this comment, we have revised the Use of Proceeds table to reflect allocation of proceeds to compensating the officers and directors. Please see page 11.

Comment 18. Please explain why you have chosen not to increase expenditures on project development for energy crop growing operations between the 25% and 50% proceeds levels while allocating significant additional amounts to working capital.

Response: We made an arithmetic mistake.  Project development costs should have been increased by $500,000. We will also need increased working capital to pay for officers and directors salaries once we raise $2,500,000.

Comment 19.     Please discuss your planned use of proceeds in the event you sell less than 25% of the shares in this offering.

Response:  In response to this comment, we have revised the Use of Proceeds section. Specifically, we added the following disclosure:

In the event that we sell less than 25% of the shares in this Offering, we will have a Use of Proceeds consisting of the following:
Establishment of permanent corporate headquarters	$50,000
Legal and Accounting	$125,000
Employee Expense	$65,000
Total Use of Proceeds	$240,000

Any remaining funds from initial $300,000 raised will be applied to working capital.  All other shares sold from this Offering will be used for project development costs for energy crop growing projects.

     Comment 20.     Clarify the distinction, if any, between “biomass operation[s],” as discussed in the first and fifth paragraphs of page 11 and “energy crop growing operations,” as discussed in the second and third paragraphs of page 11.

Response:  In response to this comment, please note that we do not deem there to be a distinction between “biomass operations” and “energy crop growing operations.” We have been using them interchangeably.

Comment 21.     We note your references on page 11 that that without additional funds it will be “more difficult to achieve profitability in the future, if ever.” Please remove the references to profitability as there have been no revenues to date and no guarantee that you will ever achieve profitability.

Response: In response to this comment, we have removed all references to profitability.

Comment 22.     We note your statements in the first and second paragraphs of page 11 that at the 25% proceeds level you would be able to commence development of your first biomass operation and at the 50% proceeds level you would have sufficient funds to “generally operate the Company for the first year.” In light of this disclosure, please expand on your discussion of the 75% and 100% proceed levels, which appear to only discuss milestones capable of being accomplished at lower levels of proceeds.

Response:  In response to this comment, we have expanded on our disclosure relative to the 75% and 100% proceed levels. Please see page 11.

Comment 23.     In this regard, clarify the length of time you anticipate being able to operate at the 75% and 100% proceeds levels. We note, for example, your statement in the sixth paragraph under Liquidity and Capital Resources on page 27 that offering proceeds of $5,000,000 “will be sufficient to initiate and sustain [y]our operations.”

Response: The Company estimates that at the 75% and 100% proceed levels, it will be able to operate for one year, where the increase in amounts raised would go primarily to fund project development operations. Please see page 11.

Comment 24.     We note the disclosure in the second risk factor on page seven that “our management will retain broad discretion as to the use and allocation of the net proceeds from this offering, which allocation may be revised from time to time in response to certain contingencies discussed herein.” Please remove this risk factor or revise the disclosure in the use of proceeds to discuss the certain contingencies specifically and the alternatives to such use in that event. See Instruction 7 to Item 504 of Regulation S-K.

Response:  In response to this comment, we have removed the second risk factor on page seven.

Determination of Offering Price, page 12

Comment  25.    Please reconcile the average price for the sale of the 85,100,000 shares of your common stock as stated in the first paragraph of this section ($0.0061 per share) with the price as stated in the last paragraph of page 13 ($0.0036 per share).

Response: We made an arithmetic mistake and have corrected the number as they should both be $0.0036.

Dilution, page 12

Comment 26.     In order to provide an investor a better understanding of how you determined both the numerator and denominator for your net tangible book value and related per share calculation, please provide a table reconciling the subsequent stock issuances to the financial statements included in your registration statement.

Response: In response to this comment, please note the following revised dilution table which we have included on page 12 of the Prospectus.

	25%	50%	75%	100%
Total Assets at November 30, 2010	$20,124	$20,124	$20,124	$20,124
Total Liabilities at November 30, 2010	(21,457)	(21,457)	(21,457)	(21,457)
Less: Costs of Preparing Prospectus	(40,250)	(40,250)	(40,250)	(40,250)
Plus: Proceeds from Sale of 85,100,000 Shares	308,390	308,390	308,390	308,390
Net Tangible Book Value (Numerator)	$266,807	$266,807	$266,807	$266,807
Shares Outstanding (Denominator)	90,250,000	90,250,000	90,250,000	90,250,000
Net Tangible Book Value Per Share Prior to Stock Sale	$0.0030	$0.0030	$0.0030	$0.0030

	25%	50%	75%	100%
Net Tangible Book Value	$266,807	$266,807	$266,807	$266,807
Net Proceeds from the Offering	1,250,000	2,500,000	3,750,000	5,000,000
Adjusted Net Tangible Book Value after Offering (Numerator)	$1,516,807	$2,766,807	$4,016,807	$5,266,807
Shares Outstanding before Offering	90,250,000	90,250,000	90,250,000	90,250,000
Shares from Offering	10,000,000	10,000,000	10,000,000	10,000,000
Adjusted Shares Outstanding after Offering (Denominator)	100,250,000	100,250,000	100,250,000	100,250,000
Net Tangible Book Value Per Share After Stock Sale	$0.0151	$0.0276	$0.0401	$0.0525

	25%	50%	75%	100%
Net Tangible Book Value at November 30, 2010	$(1,333)	$(1,333)	$(1,333)	$(1,333)
Net Proceeds from the Offering	1,250,000	2,500,000	3,750,000	5,000,000
Adjusted Net Tangible Book Value after Offering (Numerator)	$1,248,667	$2,498,667	$3,748,667	$4,998,667
Shares Outstanding before Offering	90,250,000	90,250,000	90,250,000	90,250,000
Shares from Offering	10,000,000	10,000,000	10,000,000	10,000,000
Adjusted Shares Outstanding after Offering (Denominator)	100,250,000	100,250,000	100,250,000	100,250,000
Increase (Decrease) in Net Book Value Per Share Due to Stock Sale	$0.0125	$0.0249	$0.0374	$0.0499

Comment 27.     We note that you have determined purchasers of shares will experience dilution of in net tangible book value per share.  Based on the initial public offering price per share of $0.50, less the pro forma net tangible book value per share after the offering of $0.05, it appears the dilution per share to new investors would be $0.45. Please advise or revise.

Response: In response to this comment, we have revised the dilution per share to new investors to $0.45. Please see the dilution table on page 13.

Selling Stockholders, page 14

Comment 28.    Please identify those selling stockholders that have entered into the lockup agreement and state the date the agreement was entered into. In addition, file executed agreements for both lockup agreements, rather than the form of the agreements.

Response: In response to this comment, please see the table below and the revised disclosure to the Selling Stockholders table on page 15. Further, we have filed the executed lockup agreements as Exhibits to the Registration Statement.

		DATE	ONE YEAR
NAME	SHARES	SIGNED	LOCK-UP
Fox Irrevocable Trust	4,150,000	1/18/2011	1,000,000
Ford Irrevocable Trust	4,150,000	1/18/2011	1,000,000
Noslen, LLC	4,150,000	1/31/2011	2,000,000
E10ST LLC	4,150,000	1/31/2011	2,000,000
JB Persistance, LLC	4,150,000	1/31/2011	2,000,000
Cohen Family 2011 Irr Trust	4,150,000	1/31/2011	2,000,000
David B. Cohen 2011 Irr Trust	4,150,000	1/31/2011	2,000,000
TOTAL SHARES			12,000,000

Comment 29.     Please revise the selling shareholders table to reflect the 1 million shares of common stock that may be sold upon exercise of warrants.

Response: In response to this comment, we have revised the selling stockholder table to reflect the 1,000,000 shares of common stock that may be sold upon exercise of the warrant. Please see such table and the corresponding footnote.

Comment 30.     Since there is no minimum in the company offering, please revise the table to reflect the percentage to be beneficially owned after this offering if the company does not sell any common stock.

Response: In response to this comment, we have revised the table to reflect the percentage to be beneficially owned after this offering assuming that the Company does not sell any common stock.

Plan of Distribution, page 16

Comment 31.     We note the disclosure in the risk factor on page nine regarding state registration or exemption of your offering and the disclosure on page 17. We also note the disclosure that you have not identified the specific states where the offering will be sold, and therefore, it appears that you have not registered or qualified for an exemption from registration in any states. Please explain how you plan to comply with the requirements of Rule 415(a)(1)(ix) of Regulation C that the offering commence promptly upon effectiveness of the registration statement.

Response:  In response to this comment, please note that the Company will only sell shares in its offering in states where it qualifies the offering or in states which provide for a transactional exemption for an offering of this nature.

Description of Securities to be Registered, page 18

Warrants and Rights, page 18

Comment 32.     Please describe the material terms of your outstanding warrants, including, for example, any expiration date or restrictions on exercise.

Response: In response to this comment, we have added additional terms of the outstanding warrant. Please see page 18.

Information with Respect to the Registrant, page 19

Description of Business, page 19

Comment 33.     Please reconcile your statement in the first paragraph that BioPower Corporation became a wholly-owned subsidiary with Note 1 to your financial statements on page F-7 that states BioPower Corporation was renamed BioPower Operations Corporation. In addition, please reconcile the disclosure in this section regarding the formation of BioPower Corp. with the disclosure provided in the Form 10-K for Clenergen Corp.

Response:  In response to this comment, Note 1 to our financial statements on page F-7 was revised as follows:

“BioPower Corporation (“BioPower” or “the Company”) was incorporated in the State of Florida on September 13, 2010. On January 5, 2011, the Company decided to domicile in Nevada and formed BioPower Operations Corporation, a Nevada corporation. On January 6, 2011 the shareholders of BioPower Corporation contributed their shares of BioPower Corporation to BioPower Operations Corporation and BioPower Corporation became a wholly-owned subsidiary. “

Further, in connection with Clenergen’s disclosure in its Form 10-K, please note that in October 2009, “Clenergen BioPower” was intended to be formed as a corporation but in fact was never formed  and never commenced development stage operations. Moreover, Clenergen did not form BioPower Corporation.  BioPower Corporation was formed in September 2010 by Robert Kohn and Bonnie Nelson in the State of Florida.  In November 2010 Clenergen entered into a formal license agreement with BioPower Corporation. Clenergen does not, and has never, owned any interest in BioPower Corporation.

Comment 34.     Given that you are a development stage company that has had no operations to date, please provide clear disclosure throughout the prospectus regarding to this fact. For instance, your disclosure that “BioPower is a renewable energy company focused on growing non-food energy crops – trees and grass which produce biomass feedstock which can be converted into electricity and Biofuels” does not make it clear that you are a development stage company and that you have had no products or revenues to date.

Response: In response to this comment, we have revised the Prospectus to provide clear disclosure that we have no operations and no revenues to date.

Comment 35.     Please provide a more detailed discussion of your proposed business, as required by Item 101(b)(4)(i) of Regulation S-K. In discussing your business plan, please discuss the anticipated time frame for each milestone, the anticipated costs of each milestone, and the expected source(s) of funding.

Response: Our proposed business is to develop sustainable biomass projects which will cultivate energy crops and produce end products which may include biofuels; electricity; livestock feed and fertilizer.  Our initial approach to project development is to develop relationships with private land owners, Native Americans, municipalities or government agencies that want to turn non-food growing land into energy crop plantations for the major purpose of producing biofuels and/or electricity and increase current levels of job opportunities. The costs of project development operations for one year are outlined in our use of proceeds.  This Offering is intended to fund project development operations for one year.

Once we identify a potential project, and within a sixty to ninety (60-90) day period, we will put together a feasibility study to  determine which energy crop to grow, what the output is and potential customers for the output.

We intend for the projects to be funded through investors or joint venture partners in the project, who want to fund a sustainable energy crop growing project to make significant returns; traditional project finance through banks by providing the feasibility study; humanitarian funds; government financing or subsidies; bonds or other financing strategies to be determined on a project by project basis.  Although we believe that our projects solve problems for land owners, create significant returns for investors/joint venture partners, and solve various issues for municipalities that own non-productive land and need to create jobs, there can be no assurance that we will ever be successful in funding a biomass energy growing project. Our first year goal is to have one biomass energy crop project funded and planted.

Comment36.      Exhibit 10.6 states that the company “has been established to ... collaborate with Licensor [Clenergen] in developing biomass projects and gasification and steam process projects in exclusive territories.” Please provide disclosure regarding the role of Clenergen in the formation of the company and any relationship between the companies, direct or indirect. In addition, provide a more detailed discussion of your plans regarding the gasification and steam process projects mentioned in this and the other license agreement. See Item 101(b)(4)(i) of Regulation S-K.

Response:  In response to this comment, we have added the following disclosure to the Prospectus.

“BioPower and Clenergen - History

In 2009, Mr. Robert Kohn, then a Director of Clenergen, proposed that “Clenergen BioPower” be formed for the purpose of developing biomass projects in the North and South America marketplaces. Under that proposed structure, Clenergen would fund the operations through a loan and have an equity interest in Clenergen BioPower.  Clenergen BioPower was never formed and never commenced development stage operations.  In September 2010, when it was clear that Clenergen was focused on India, Africa, Philippines and other territories outside of North and South America, Mr. Robert Kohn advised the Clenergen Board of Directors that he would like to start a separate company focused on these territories.  Clenergen’s Board of Directors agreed and discussions ensued relative to an exclusive license for certain territories being granted to a new entity formed by Mr. Robert Kohn.  Accordingly, BioPower Corporation was formed by Robert Kohn and Bonnie Nelson on September 13, 2010 in the State of Florida. Mr. Robert Kohn formally resigned as the non-executive Vice Chairman of the Board of Clenergen on January 26, 2011.

On November 30, 2010 Clenergen and BioPower Corporation executed a license agreement. There is no direct or indirect relationship between Clenergen and BioPower other than the license agreement.”

Further, we have added the following disclosure relative to gasification and steam processes.

“Under the Clenergen and Green Oil Plantations license agreements, we will also seek to develop gasification and steam processes projects. Gasification and steam processes are technologies which turn biomass into electricity.  A feasibility study is prepared for each project and will determine the products to be produced from each plantation and the technologies to utilize that will best fit the project.  If it is determined that electricity is a product to be produced then BioPower will use the best technologies available for each project. BioPower may sell the biomass to third party producers of electricity or determine that utilizing gasification or steam processes to create electricity is to the benefit of all parties.”

Comment 37.     Please clarify the revenue that will be part of the royalty calculations under your license agreements in light of (a) the parties that entered into the license agreements with the licensors and (b) your corporate structure. For example, clarify whether “gross revenue” under the Clenergen and Green Oil Plantations licenses includes the company and all of its subsidiaries.

Response: We have entered into our license agreements with Clenergen and Green Oil Plantations through our two wholly-owned subsidiaries, BioPower Corporation and Green Oil Plantations Americas, Inc. Any “gross revenue” generated under any of these license agreements includes the Company and all of its subsidiaries.

Clenergen has three energy crops: Melia dubia, Marjestica and Bamboo.  If we plant any of those energy crops then Clenergen will receive royalties from the revenues derived from those plantations. Clenergen has the rights to technologies including for the production of biofuel and biomass conversion to electricity. We will only use Clenergen’s technology rights with Clenergen’s energy crops.

Green Oil Plantations has three energy crops: Silver Leaf, Millettia and Jatropha. If we plant   any of those energy crops then they will derive royalties from the revenues derived from those plantations. Green Oil has access to technologies including for the production of biodiesel and bio jet fuel and biomass conversion to electricity.  Therefore, we will only use Green Oil’s access to suggested technologies for Green Oil plantations.

Comment 38.     Please provide narrative disclosure regarding the various line items included in the outline on the bottom of page 21. Particularly, we note your reference to carbon credit financing, heating oil, gasification and steam. Provide clear disclosure that you have not commenced business operations to date and have not generated any revenues to date.

Response: In response to this comment, we have revised the disclosure in and around the outline on page 21.

Comment 39.     Please revise to provide more detailed disclosure on the five principal components of your business plan discussed at the top of page 22, the planned markets for your products and services, the proposed distribution methods, and the competitive business conditions in each of these markets. See Item 101(b)(4) of Regulation S-K.

Response: In response to this comment, we have revised the disclosure provided at the top of page 22.

Comment 40.     It is unclear to us what differences may exist between the intellectual property licensed from Clenergen and that licensed from Green Oil Plantations Ltd. Also, it is unclear whether you intend to implement this intellectual property in a complementary fashion or separately. Please revise to clarify your planned implementation and use of the licensed intellectual property.

Response:  In response to this comment, we have added disclosure relative to the differences between the intellectual property licensed from Clenergen and Green Oil Plantations, Ltd. Specifically, Clenergen’s technology applies to growing energy crops such as Melia dubia, Marjestica and Bamboo.  Each of these crops can only be planted under certain conditions.

Moreover, Green Oil Plantations’ technology applies to growing energy crops such as Silver Leaf, Millettia and Jatropha. Silver Leaf is planted in cold conditions where apples are grown.  Clenergen’s energy crops cannot successfully be grown under cold conditions.  Millettia also has certain characteristics that differ from Clenergen’s crops.

We have added disclosure on page 22 as provided herein.

Comment 41.     Please define “polyploid technology” as used in the second paragraph of page 22.

Response:  We have added the following disclosure on page 22. Polyploid is a term used to describe cells and organisms containing more than two paired sets of chromosomes. Polyploidy is especially common in plants. Polyploidy technology, therefore, is changing gene expression in plant hybrids and allopolyploids which are associated with growth vigor, enhanced resistances to diseases and environmental stresses, and fiber cell development, which leads to increased biomass and evolutionary success of plant polyploids.  Moreover, the results have significant implications, not only for the field of genetics, but also for the ultimate success of biotechnological efforts to safely and effectively manipulate gene expression associated with growth vigor in plants and crops that produce food, feed, and biofuels.

Comment 42.     Please provide the basis for your statement in the last paragraph of page 22 that BIO’s use of the licensed polyploidy technology will “set it apart from the majority of its potential competitors.”

Response: In response to this comment, we have deleted the statement referenced.

 Comment 43.    Please clarify your business plan for acquiring or establishing sources for your raw materials. For example, it is unclear why in the first paragraph of page 23 you reference Clenergen’s production capability in India or Green Oil’s intent to set up seedling operations near “each biomass project” and why you reference “what is presently available from [y]our suppliers.” In this regard, clarify whether you intend to produce.

Response:  We plan on purchasing our seedlings from Clenergen and Green Oil Plantations, Ltd., our licensors.  Clenergen, is capable of producing 200,000 non-energy food crops seedlings per week in India. Green Oil Plantations has partners that sell seedlings worldwide. Accordingly, we will not be producing our own raw materials. Please see page 23 of the Prospectus.

Comment 44.     We note that you discuss in the first paragraph of page 23 your intention to set up operations in the United States to produce your own seedlings. Please provide additional information on your plans, if any, to establish operations in any of the other exclusive territories described in your licenses.

Response: The Company does not intend to set up operations in the United States to produce its own seedlings. The Company plans to purchase its seedlings from its licensors. We have revised the disclosure on page 23 to reflect this.

Comment 45.     We note that you will require governmental approval to grow energy crops. Please provide the disclosure required by Item 101(h)(4)(viii) of Regulation S-K.

Response:  We do not have any present applications with any governmental agency to grow energy crops.  Only after we do a feasibility study for a specific location and procure funding for a biomass project will we make application to the applicable government agencies to receive approval to grow energy crops at that location.  Paulownia, Bamboo, Millettia, SilverLeaf and Jatropha are approved for growing by the USDA.

Comment 46.     Please provide the disclosure required by Item 101(h)(4)(xi) of Regulation S-K regarding the costs and effects of compliance with environmental laws. The last risk factor on page four indicates that you will be subject to extensive air, water and other environmental regulations and will need to maintain a number of environmental permits to plant and operate our future plantations.”

Response:  After we select a potential project, we then do a feasibility study which identifies all Federal, state and local environmental laws that we must comply with.  The environmental laws will be different for each project according to location and specifics of the project.   If the project includes electricity or biofuel conversion to biodiesel then we will have to comply with air and EPA regulations. If we are only growing energy crops then we must comply with the USDA and local and state regulations.  All of the costs for compliance with environmental laws are insignificant and much less than one percent of the costs of each project. If we need to comply with EPA laws then the major factor is time as opposed to money for compliance.

Comment 47.     We note your statement in the sixth paragraph of page 23 that you “intend to use energy crops that have been approved for growing in the United States or that can meet the requirements of the USDA.” Please discuss whether Paulownia, Melia dubia and Beema Bamboo have been approved in the United States or meet USDA requirements.

Response: Paulownia is growing in 24 states in the United States; Bamboo has been growing throughout the United States; Millettia has been growing in Florida in the United States and Jatropha has been growing in the United States more recently and all meet USDA approval. SilverLeaf was recently approved in the United States but has not been planted to date.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 24

Comment 48.     We note your disclosure regarding your lock-up agreements in the penultimate paragraph of page 24. Please clarify the start date and end dates of the lockup agreements.

Response: In response to this comment, we have revised the disclosure on page 24 to reflect the date that each agreement was entered into. Please see page 24 of the Prospectus.

Management’s Discussion and Analysis, page 26

Liquidity and Capital Resources, page 27

Comment 49.     Please clarify what operations you are referring to when you state in the fifth paragraph of this section that amounts previously raised “are sufficient to commence and maintain the operations of the Company.”

Response: In response to this comment, we have clarified that we are referring to the “startup operations” of the Company. Please see page 27.

Comment 50. Please discuss the notes payable to related parties, as reflected in the financial statements.

Response:  Mr. Robert Kohn and Ms. Bonnie Nelson, our CEO and Vice President of Business Development, respectively, each loaned the Company $10,000 to fund initial costs of forming and operating BioPower Corporation. In return for the cash provided, the Company issued to each of them a demand note evidencing the loan.

 Directors, Executive Officers, Promoters and Control Persons, page 28

Comment 51.     Please revise your descriptions of the business experience of your executive officers and directors to describe their business experience during the past five years as called for by Item 401(e) of Regulation S-K. In this regard we note that there are gaps in your description of the business backgrounds of Mr. Kohn and Mr. Shepherd during the past five years. Furthermore, we note that you have not provided specific positions and dates for the past five years of Ms. Nelson’s background information.

Response: In response to this comment, we have revised the descriptions of the business experience of the Company’s officers and directors. Please see page 28 of the Prospectus.

Comment 52.    We note your references to BioPower Corporation of Florida in Mr. Kohn’s and Ms. Nelson’s business backgrounds. Please clarify whether this is a reference to BioPower Corporation, your subsidiary. In this regard, if this is a separate entity, clarify how Mr. Kohn ill manage his duties as an executive officer and director of BioPower Operations Corporation if his role with BioPower Corporation of Florida requires 100% of this time, as stated in the first sentence of his business background. This also seems to conflict with the next sentence that Mr. Kohn has been a consultant to Clenergen since November2009.

Response: response to this comment, we have revised the descriptions of the business experience of the Company’s officers and directors. Please see pages 28 and 29 of the Prospectus.

Comment 53.     Please disclose the amount and percent of time each officer devotes to your company.

Response:  In response to this comment, we have added disclosure relative to the amount and percent of time each officer devotes to the Company. Please see pages 28 and 29 of the Prospectus.

Comment 54.     Please remove the more detailed financial information from Mr. Shepherd’s biography, such as the acquisition and transaction amounts and revenues of companies where Mr. Shepherd was employed. Such information does not present a complete understanding of those transactions, and are not relevant to this company’s business.

Response: In response to this comment, we have removed the more detailed financial information from Mr. Shepherd’s biography. Please see page 28 of the Prospectus.

Comment 55.     Please define the term “BPO” in Mr. Shepherd’s business background.

Response: In response to this comment, we have defined “BPO” in Mr. Shepherd’s biography as “Business Procurement Outsourcing”. Please see page 28 of the Prospectus.

Comment 56.     For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time the disclosure is made, in light of the company’s business and structure, as required by Item 401(e) of Regulation S-K.

Response: In response to this comment, we have briefly discussed the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time the disclosure is made, in light of the company’s business and structure. Please see page 32 of the Prospectus.

Comment 57.     Please revise the disclosure in the third paragraph on page 29 to reflect the disclosure regarding the past ten years, rather than five years. We direct your attention to Item 401(f) of Regulation S-K.

Response: In response to this comment, we have reflected the disclosure regarding ten years, rather than five years. Please see page 29 of the Prospectus.

Security Ownership of Certain Beneficial Owners, page 30

Comment 58.     Please provide the date corresponding to the first table on page 30.

Response: In response to this comment, we included “February 3, 2011” as the date corresponding to the first table on page 30.  Please see page 30 of the Prospectus.

Comment 59.     Please provide clear disclosure of the beneficial ownership of the officers and directors. For instance, we note that Mr. Kohn’s wife owns common stock. Yet the table only reflects direct ownership of Mr. Kohn. Mr. Kohn is deemed to beneficially own the shares held by his wife. Footnote disclosure should be added to clarify the nature of the ownership. Also, the table should reflect the ownership by Mr. Kohn and Ms. Nelson of the preferred stock held through China Energy Partners. In addition, Ms. Nelson is not included in the beneficial ownership table, even though the disclosure on page 26 reflects that she is the control person for Riskless Partners LLC. Lastly, please include the amount and percent held by officers and directors as a group. See Item 403 of Regulation S-K.

Response: In response to this comment, we have provided clearer disclosure of the beneficial ownership of the officers and directors. Please see the “Security Ownership of Certain Beneficial Owners and Management” table on page 30 of the Prospectus.

Comment 60.     Please explain the statement in the first footnote to the table that the percent of class is based on the total number of shares outstanding, but excludes 39,850,000 owned by certain related parties.

Response:  In response to this comment, we have removed the statement “but excludes 39,850,000 shares owned by certain related parties.”

Comment 61.     Please provide the address for each beneficial owner that is not an officer or director of the company.

Response:  We have provided the address for each beneficial owner as provided by the asterisk to that table. Please see page 30 of the Prospectus.

Transactions with Related Persons, page 31

Comment 62.     Please revise to disclose the related party transactions discussed in Note 4, Note 6 and Note 7 to your financial statements here as well. In this regard, such disclosure appears to be required by Item 404(d) of Regulation S-K.

Response: In response to this comment, we have added the disclosure reflected in the Note 4, Note 6 and Note 7.

Financial Statements

General

Comment 63.    We note you provided the audited financial statements of BioPower Operations Corporation as of and for the period ended November 30, 2010. Please note that since (i) BioPower Operations Corporation was not incorporated until January 5, 2011 and (ii) the transaction to re-domicile BioPower Corporation to Nevada did not occur until January 6, 2011, the audited financial statements of BioPower Corporation as of and for the period ended November 30, 2010 should be included in your registration statement instead of those for BioPower Operations Corporation. Please advise or revise.

Response: In response to this comment, our auditors have revised their Note 1 to read as follows:

“Revised Note 1-

BioPower Corporation (“BioPower” or “the Company”) was incorporated in the State of Florida on September 13, 2010. On January 5, 2011, the Company decided to domicile in Nevada and formed BioPower Operations Corporation, a Nevada corporation. On January 6, 2011 the shareholders of BioPower Corporation contributed their shares of BioPower Corporation to BioPower Operations Corporation and BioPower Corporation became a wholly-owned subsidiary.”

Notes to Financial Statements
Note 1 – Nature of Operations and Summary of Significant Accounting Policies
Nature of Operations, page F-7

Comment 64.     In connection with the comment above, please revise to clarify if any business activities related to BioPower were conducted by the owners prior to September 13, 2010. If not, a statement as such should be included.

Response: In response to this comment, please note that we revised to clarify that no business activities relating to BioPower were conducted by the owners prior to September 13, 2010.

Recent Sales of Unregistered Securities

Comment 65.     Please discuss the sophistication of the shareholders in the private placements.

Response:  In response to this comment, please note approximately five investors (family and friends of the officers and directors) in the $0.0001 founding round offering were not “accredited investors” as defined in Regulation D, Rule 501. Of these five, one, Riskless Partners, LLC, is an entity controlled by Ms. Bonnie Nelson, an officer and director of the Company. Each of these investors received additional information regarding the company. The remaining four investors subscribed for an aggregate of $1,250 worth of the Company’s common stock. All investors in the $0.25 round financing were “accredited investors”.

 Signatures, page II-6

Comment 66.     In your amended registration statement, please indicate on the signature page who has signed in the capacity of your controller or principal accounting officer.

Response: In response to this comment, we have indicated who has the capacity to sign as our controller or principal accounting officer.

Exhibits

Comment 67.     We note that exhibits 3.1, 3.1(A), and 3.1(B) are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please revise.

Response: In response to this comment, we refiled Exhibits 3.1, 3.1(A) and 3.1(B) in acceptable electronic format.

Comment 68.     Please file the warrant agreement to purchase 1,000,000 shares of your common stock as an exhibit.

Response:  In response to this comment, we have filed the Warrant as Exhibit 10.9.

Comment 69.     Please revise the legality opinion filed as Exhibit 5.1 to also opine on the shares underlying the warrant.

Response: In response to this comment, we have revised Exhibit 5.1 to opine on the shares underlying the warrant.

Comment 70.     We note that Exhibit 10.6 appears to be missing Schedule 1, please re-file this exhibit in its entirety with your amended registration statement.

Response:  In response to this comment, we have re-filed Exhibit 10.6, which includes Schedule One.

Comment 71.     Please file validly executed agreements for Exhibits 10.4, 10.5, 10.6, and 10.8.

Response: In response to this comment, we have filed validly executed agreements for Exhibits 10.4, 10.5, 10.6 and 10.8.

Comment 72.     It is unclear why your subscription agreement appears to contemplate unregistered sales of common stock and includes a representation that “the undersigned acknowledges that the Common Stock offered hereby will not be registered under the 1933 Act.” Please substantially revise this agreement to coincide with the offering contemplated by your registration statement. In addition, please file the Confidential Prospective Purchaser Questionnaire referenced in the subscription agreement.

Response: In response to this comment, we have re-filed Exhibit 10.7 which includes the Confidential Purchaser Questionnaire.

Comment 73.     The representations specified in the subscription agreement requiring subscribers to represent that:

•          “investors will be required to represent that they are familiar with and understand the terms of this offering;”

•          “the undersigned fully understands the Offering Materials;” and

•          “The Undersigned has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of the Common Stock;” should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

Response: In response to this comment, we have re-filed Exhibit 10.7.

Comment 74.     We note in Section 1(a) that the execution of the subscription agreement is an irrevocable offer to purchase the number of shares covered by the subscription agreement. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares.

Response: In response to this comment, we have re-filed Exhibit 10.7.

Comment 75.     Please reconcile the disclosure in Section 1(b) that investor “has been given the opportunity to ask questions of, and receive answers from the Company concerning the terms and conditions of this Offering and the Offering Materials and to obtain such additional written information, to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the same as the undersigned desires in order to evaluate the investment” and that “the undersigned has had the opportunity to discuss any questions regarding any of the Offering Materials with the undersigned’s counsel or other advisor” with the statement in the prospectus that investors should rely only on the information in the prospectus and that you have not authorized anyone to provide investors with different information and with similar disclosure in the subscription agreement.

Response: In response to this comment, we have re-filed Exhibit 10.7.

Comment 76.     Please file the list of subsidiaries required by Item 601 (b)(2 1) of Regulation S-K as an exhibit to your amended registration statement.

Response: In response to this comment, we have filed Exhibit 21.1 reflecting the Company’s subsidiaries.

We trust that the foregoing is responsive to the Staff’s comments.  In addition, we have attached hereto on Attachment B our client’s acknowledgement as requested in the comment letter.

Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

Very truly yours,
/s/ Peter J. Gennuso
Peter J. Gennuso

CC: Robert Kohn, CEO

BioPower Operations Corporation
Attachemnt A to SEC Correspondence, dated March 15, 2011

03-09-2011

Ms. Patricia Ellis

Partner

Green Oil Plantations Ltd.

Via: email: patricia@greenoilplantations.com

Dear Patricia:

We hereby acknowledge that Cuba is not a territory that is part of our Exclusive License Agreement effective immediately.

Kindest regards,

Robert D. Kohn

CEO

5379 Lyons Road, Suite 301   Coconut Creek, FL 33073
Phone: 954 509 9830   Fax: 800 899 7114   info@biopowercorp.com   www.BioPowerCorp.com

03-09-2011

Mr. Mark Quinn

Chairman

Clenergen Corporation

Via: email: mquinn@clenergen.com

Mark:

We hereby acknowledge that Cuba is not a territory that is part of our Exclusive License Agreement effective immediately.

Kindest regards,

Robert D. Kohn

CEO
5379 Lyons Road, Suite 301   Coconut Creek, FL 33073
Phone: 954 509 9830   Fax: 800 899 7114   info@biopowercorp.com   www.BioPowerCorp.com

BioPowers Operation Corporation
Attachment B to SEC Correspondence, dated March 15, 2011

03-16-2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: John Reynolds

Re:	BioPower Operations Corporation
Registration Statement on Form S-1
Filed February 9, 2011
File No. 333-172139

Dear Mr. Reynolds:

BioPower Operations Corporation makes the following acknowledgments per the SEC Comment Letter dated March 7, 2011.

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for  the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindest regards,

/s/ Robert D. Kohn

Robert D. Kohn

CEO

 5379 Lyons Road, Suite 301   Coconut Creek, FL 33073
Phone: 954 509 9830   Fax: 800 899 7114   info@biopowercorp.com   www.BioPowerCorp.com